                            EXHIBIT 8.1
                 [LETTERHEAD OF QUARLES OF BRADY]

                                                       September 24, 1996




Interstate Forging Industries, Inc.
4051 North 27th Street
Milwaukee, WI 53216-1883

     RE: OPINION WITH RESPECT TO THE MERGER OF CITATION FORGING CORPORATION, A SUBSIDIARY OF CITATION CORPORATION, INTO INTERSTATE FORGING INDUSTRIES, INC.

Ladies and Gentlemen:

     At your request, we are rendering our opinion with respect to certain federal income tax consequences to the Interstate shareholders of the proposed merger of Citation Forging Corporation ("Sub"), a wholly owned subsidiary of Citation Corporation ("Citation") with and into Interstate Forging Industries, Inc. ("Interstate"). We do not express any opinion in this letter pertaining to state, local or foreign taxes. Further, we do not express any opinion in this letter regarding the federal income tax consequences applicable to special classes of Interstate shareholders, including for example, financial institutions, life insurance companies, tax exempt organizations, foreign persons, Interstate shareholders who acquired their shares of Interstate common stock through the exercise of stock options or otherwise as compensation or to Interstate shareholders that own or will own shares of Citation.

     We have examined the Agreement and Plan of Merger by and among Citation, Sub and Interstate, dated as of May 16, 1996 (the "Merger Agreement") and the form of the Interstate Articles of Merger, including the Plan of Merger between Sub and Interstate, which set forth the terms of the proposed transaction, the Proxy Statement-Prospectus which will be included in the Registration Statement on Form S-4 filed on the date hereof with the Securities and Exchange Commission and such other materials as we have deemed necessary or appropriate as a basis for this opinion. Terms that are defined in the Merger Agreement shall have the same meaning when used in this letter.

                                     OPINION

     On the basis of the foregoing information and assuming the transaction is consummated in a manner consistent with the terms of such information it is our opinion that the material federal income tax consequences and considerations to the Interstate shareholders of the proposed merger of Sub into Interstate are as follows:

Interstate Forging Industries, Inc.
September 25, 1996
Page 2



     A. GENERAL. The receipt of cash and the right to Contingent Payments in exchange for shares of Interstate Common Stock pursuant to the terms of the Merger Agreement (or the receipt of cash pursuant to the exercise of dissenters' rights) will be a taxable transaction to the Interstate shareholders for federal income tax purposes, and may also be a taxable transaction under applicable state, local, foreign and other tax laws.

     B. SHAREHOLDERS THAT DO NOT ELECT OUT OF INSTALLMENT REPORTING. If an Interstate shareholder does not elect out of installment reporting, Treasury Regulations governing contingent debt instruments will require the shareholder to allocate in equal annual increments the basis of his or her shares of Interstate Common Stock to the taxable years in which payments (including the Company Stock Price and Contingent Payments) may be received. Because the Company Stock Price will be received in 1996 and Contingent Payments, if any, may be received in each of the years 1997, 1998 and 1999, twenty-five percent (25%) of the shareholder's basis would be allocated to each of the years 1996 through 1999. Gain will be recognized to the extent that the Company Stock Price or principal component of a Contingent Payment (computed as described below) received in a taxable year exceeds the basis allocated to that year. If in 1997 or 1998 no Contingent Payment is received or if the principal component of such payment is less than the basis allocated to that year, the unrecovered portion of basis allocated to that year will be carried forward to the next year. No loss will be allowed until 1999, the final taxable year in which a Contingent Payment may be received (or, if earlier, the taxable year in which it is determined that the right to Contingent Payments is worthless). As a result of the basis allocation rules, unless an Interstate shareholder elects out of installment reporting, the shareholder will generally be able to offset only twenty-five (25%) of the shareholder's basis in shares of Interstate Common Stock against the payment of the Company Stock Price received in 1996, even though that payment could well be the majority of total payments to be received by the shareholder pursuant to the Merger. Therefore, a shareholder may wish to consider electing out of installment reporting with respect to the Merger.

     Pursuant to temporary Treasury Regulation Section 15A.453-1(c)(7), a taxpayer may request a private letter ruling from the IRS to use an alternative method of basis recovery if the taxpayer is able to demonstrate, prior to the due date of the return (including extensions) for the taxable year in which the first payment is received (1996), that application of the normal

Interstate Forging Industries, Inc.
September 25, 1996
Page 3



basis recovery rule described above will substantially and inappropriately defer recovery of basis. To meet this test the taxpayer must show (1) that the alternative method is a reasonable method of ratably recovering basis, and (ii) that, under such method, it is reasonable to conclude over time the taxpayer likely will recover basis twice as fast as the taxpayer would under the otherwise applicable normal basis recovery rule. The request must be filed before the due date for filing the return. The taxpayer must receive the ruling prior to using the alternative method of basis recovery.

     A shareholder that does not elect out of installment reporting may be required to pay interest on the deferred tax. Section 453A of the Code generally requires that interest be paid on the deferred tax with respect to an obligation arising from the installment sale of property if (i) the sales price is over $150,000 and (ii) the face amount of all such obligations that arose during the taxable year and that are outstanding as of the close of the taxable year exceeds $5 million. If interest must be paid with respect to an obligation that arises during a year, interest must also be paid for any subsequent year if any part of that obligation remains outstanding at the end of that subsequent year. It is not clear how the interest charge will be computed when the installment obligation involves rights such as rights to the Contingent Payments.

     C. SHAREHOLDERS THAT ELECT OUT OF INSTALLMENT REPORTING. If an Interstate shareholder elects out of installment reporting of the receipt of the Company Stock Price and Contingent Payments, it is likely that at the Effective Time the shareholder will recognize capital gain or loss for federal income tax purposes equal to the difference between (i) the tax basis of the shares of Interstate Common Stock converted in the Merger and (ii) the sum of the Company Stock Price plus the fair market value at the Effective Time of the right to Contingent Payments for such shares. To elect out of installment reporting, a shareholder should report the full amount of the gain or loss on a timely filed federal tax return (including extensions). Generally, once a taxpayer reports a gain under the installment method, the taxpayer cannot later elect out of installment reporting. However, if the original federal tax return of the taxpayer was filed on time, the taxpayer may make the election on an amended return filed no more than six months after the due date of the return, excluding extensions.

     If an Interstate shareholder elects out of installment reporting, the shareholder will recognize additional gain if the

Interstate Forging Industries, Inc.
September 25, 1996
Page 4



total of the principal components of the Contingent Payments (computed as described below) exceeds the fair market value of the right to Contingent Payments at the Effective Time. Such a shareholder will recognize a capital loss in 1999 (the last year in which a Contingent Payment could be received) if the total of the principal components of such actual Contingent Payments is less than such fair market value.

     On occasion, taxpayers have argued that if installment reporting does not apply to the sale or exchange of an asset (e.g., because the taxpayer elects out of installment reporting), the taxpayer should be permitted to postpone taxation of the contingent portion of the sale price until the contingent portion is actually paid. Under this method, the so-called "open transaction method," taxpayers have argued that they are entitled to recover tax basis before reporting any gain. However, temporary Treasury Regulation Section 15A.453-1(d) severely limits the availability of the open transaction method. The Regulation provides that if a taxpayer elects not to report on the installment method, then "[r]eceipt of an installment obligation shall be treated as the receipt of property, in an amount equal to the fair market value of the installment obligation, whether or not such obligation is the equivalent of cash. An installment obligation is considered to be property and is subject to valuation... without regard to whether the obligation is embodied in a note, an executory contract, or other instrument..." The Regulation also states that if a taxpayer elects out the installment method "[t]he fair market value of a contingent payment obligation may be ascertained from, and in no event shall be considered to be less than, the fair market value of the property sold (less the amount of any other consideration received in the sale). Only in those rare and extraordinary cases involving sales for a contingent payment obligation in which the fair market value of the obligation (determinable under the preceding sentences) cannot reasonably be ascertained will the taxpayer be entitled to assert that the transaction is 'open.'" Thus, it is likely that the IRS would challenge any attempt to use the open transaction method, and no assurance can be given that the IRS would not be successful in such a challenge.

     D. DISSENTING SHAREHOLDERS. A shareholder that exercises dissenters' rights will recognize gain or loss equal to the difference between the basis of the shares of Interstate Common Stock held by the shareholder and the amount of cash received pursuant to the exercise of such rights.

Interstate Forging Industries, Inc.
September 25, 1996
Page 5



     E. CAPITAL LOSS LIMITATION. If an individual recognizes a capital loss in a taxable year, such a loss is deductible only to the extent of capital gains recognized in that taxable year plus $3,000 ($1,500 for a married individual filing a separate return). Any excess capital loss may be carried forward indefinitely until exhausted under the rules of the preceding sentence, but may not be carried back. Thus, as an example of the effect of the basis allocation rules discussed above, an Interstate shareholder that does not elect out of installment reporting could have a capital gain in 1996 and a capital loss in 1999, which loss could not be used to offset the capital gain. A corporation may deduct a capital loss only to the extent of capital gains. A corporation may generally carry a capital loss back three years and forward five years.

     F. COMPUTATION OF PRINCIPAL AND INTEREST COMPONENTS OF CONTINGENT PAYMENTS. A certain portion of any cash received by a former Interstate shareholder in connection with a subsequent cash payment made by Citation as a Contingent Payment will constitute interest income to the shareholder. The amount of any Contingent Payment that will be characterized as interest income is a function of the amount of cash actually received by the former Interstate shareholder and the applicable federal interest rate. The Merger Agreement provides that the applicable federal interest rate shall be the applicable federal mid-term rate, compounded semi-annually. In effect, any cash received as a Contingent Payment will be discounted by the applicable rate to determine both a principal component and an interest component. The interest component will be taxed as interest income, while the principal component will be taxed in accordance with the provisions of the Code described above.

    Our opinion is based upon the existing provisions of the Code, the Treasury Regulations thereunder, published revenue rulings, procedures and releases of the Internal Revenue Service, and existing court decisions, any of which could be changed at any time. Any such changes may be retroactive with respect to transactions entered into prior to the date of such changes and could modify our opinion retroactively. The Internal Revenue Service is not bound by our opinion and is not precluded from asserting positions contrary to our opinion. Further, our opinion is based upon our best interpretations of existing sources of law and express what, based on these sources, we believe a court would likely conclude if presented with these issues. No assurance can be given however that such interpretations would be followed if the transaction becomes the subject of judicial or administrative proceedings.

Interstate Forging Industries, Inc.
September 25, 1996
Page 6



    No opinion is expressed regarding the tax treatment of the transaction under any other provision of the Internal Revenue Code or Treasury Regulations. In addition, no opinion is expressed regarding the tax treatment of any conditions existing at the time of or effects resulting from the proposed transaction that are not specifically covered by the above statements.

    We hereby consent to the use of this opinion as an Exhibit to the Registration Statement of Citation on Form S-4, to be filed under the Securities Act of 1993, as amended (the "Act"), and to the use of our name under the captions "SUMMARY -- The Proposed Merger -- Certain Federal Income Tax Consequences" and "THE PROPOSED MERGER -- Certain Federal Income Tax Consequences" in the Proxy Statement-Prospectus in connection with the proposed transaction. In giving this consent, we do not admit that we are experts within the meaning of Section 11 of the Act or within the category of persons whose consent is required by Section 7 of the Act.

    This opinion has been furnished solely for the benefit of the shareholders of Interstate, and it may not be relied upon or used by any other person or for any other purpose without our express written consent.

                                                  Very truly yours,

                                                  QUARLES & BRADY

                                                  /s/ Quarles & Brady